Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

SilverCrest Metals Inc. (the "Company" or "SilverCrest")

Suite 501, 570 Granville Street

Vancouver, British Columbia

V6C 3P1 Canada

Item 2. Date of Material Change

April 24, 2020.

Item 3. News Release

The News Release dated April 24, 2020 was disseminated through Newsfile Corp.

Item 4. Summary of Material Change

The Company announced that it has closed the private placement with SSR Mining Inc. previously announced on April 21, 2020 pursuant to which SSR Mining elected to exercise its equity participation right.

Item 5.1  Full Description of Material Change

The Company announced that it has closed the private placement with SSR Mining Inc. ("SSR Mining") previously announced on April 21, 2020 pursuant to which SSR Mining elected to exercise its equity participation right.

SSR Mining purchased 3,597,291 common shares of the Company at a price of C$7.50 per share for a total investment of C$26,979,682.50. The common shares have a statutory hold period of four months and one day expiring August 25, 2020.

With the closing of the non-brokered private placement offering (see news release dated April 17, 2020) and exercise by SSR Mining of its equity participation right, SilverCrest is in a robust financial position to advance the high-grade precious metal Las Chispas Project in Sonora, Mexico with a cash balance of C$234 million in its treasury.

In conjunction with closing of the SSR Mining placement, SSR Mining has advised SilverCrest that it has entered into a transaction for resale of the common shares with 2176423 Ontario Ltd., a corporation beneficially controlled by Mr. Eric Sprott. For further details on this transaction, please see news release dated April 21, 2020.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Anne Yong, Chief Financial Officer

Telephone:  (604) 694-1730

Item 9. Date of Report

April 24, 2020.